

September 30, 2011

Gu Biquan
Huaneng Power International, Inc.
Huaneng Building
No.4 Fuxingmennei Street
Xicheng District, Beijing
People's Republic of China

> **Re: Huaneng Power International, Inc.**
> **Form 20-F for the year ended December 31, 2010**
> **Filed April 18, 2011**
> **File No. 001-13314**

Dear Mr. Biquan:

We have reviewed your response dated September 28, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Item 17. Financial Statements, page 99

Note 2. Principal Accounting Policies, page F-10

(a) Basis of Presentation, page F-10

1. We note your response to comment four in our letter dated September 15, 2011 and have the following additional comments:

   - Please explain to us, and clearly disclose in future filings, why the total amount of land use rights seen in Note 11 as of December 31, 2010 and 2009 does not equal the balance presented on the face of your Consolidated Balance Sheets for the line item titled "Land use rights." If the current portion of your land use rights is classified on a different line item on the face of your Consolidated Balance Sheets, please disclose in your footnotes the line item in which the current portion is classified.

- Please tell us, and clearly disclose in future filings, how the land use rights in the PRC and in Singapore differ such that you concluded that the land use rights in the PRC should continue to be accounted for as operating leases while the land use rights in Singapore should be changed to finance leases.

- We note your response to our prior comment indicates that the finance lease disclosures required by IAS 17 are provided in Note 11; however, it is unclear to us how the disclosures in Note 11 satisfy each requirement of paragraph 31 of IAS 17. Specifically, it is unclear to us where you have provided a general description of the material leasing arrangements. Additionally, it appears that a similar disclosure should be made to describe the material leasing arrangements for the land use rights accounted for as operating leases. Please advise.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief